Exhibit 99.2

ATS CORPORATION

Interim Condensed Consolidated Financial Statements

For the period ended June 29, 2025

(Unaudited)

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	Note	June 29 2025	March 31 2025
ASSETS	11
Current assets
Cash and cash equivalents		$188,609	$225,947
Accounts receivable	17	522,555	719,435
Income tax receivable		16,093	32,065
Contract assets	17	560,321	503,552
Inventories	5	310,459	320,172
Deposits, prepaids and other assets	6	123,690	104,179
		1,721,727	1,905,350
Non-current assets
Property, plant and equipment	16	318,741	325,048
Right-of-use assets	7, 16	125,815	122,291
Long-term deposits	6	4,759	4,992
Other assets	8	10,689	7,062
Goodwill		1,384,348	1,394,576
Intangible assets	16	732,805	758,531
Deferred income tax assets	13	109,715	104,022
		2,686,872	2,716,522
Total assets		$4,408,599	$4,621,872
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	11	$1,987	$27,271
Accounts payable and accrued liabilities		632,442	665,109
Income tax payable		47,665	40,073
Contract liabilities	17	322,649	330,134
Provisions	10	27,002	29,960
Current portion of lease liabilities	7	33,774	32,694
Current portion of long-term debt	11	179	219
		1,065,698	1,125,460
Non-current liabilities
Employee benefits		26,428	25,805
Long-term provisions	10	959	1,000
Long-term lease liabilities	7	99,587	96,699
Long-term debt	11	1,383,746	1,543,459
Deferred income tax liabilities	13	90,227	100,573
Other long-term liabilities	8	32,934	19,519
		1,633,881	1,787,055
Total liabilities		$2,699,579	$2,912,515
Commitments and contingencies	11, 15
EQUITY
Share capital	12	$839,710	$842,015
Contributed surplus		40,741	36,539
Accumulated other comprehensive income		152,246	166,855
Retained earnings		674,575	660,368
Equity attributable to shareholders		1,707,272	1,705,777
Non-controlling interests		1,748	3,580
Total equity		1,709,020	1,709,357
Total liabilities and equity		$4,408,599	$4,621,872

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income
(in thousands of Canadian dollars, except per share amounts - unaudited)

For the three months ended	Note	June 29 2025	June 30 2024

Revenues	16, 17	$736,720	$694,270

Operating costs and expenses
Cost of revenues		516,870	487,623
Selling, general and administrative		151,135	135,331
Restructuring costs	10	2,493	—
Stock-based compensation	14	8,439	3,723

Earnings from operations		57,783	67,593

Net finance costs	18	25,641	19,518

Income before income taxes		32,142	48,075

Income tax expense	13	7,876	12,748

Net income		$24,266	$35,327

Attributable to
Shareholders		$24,117	$35,282
Non-controlling interests		149	45
		$24,266	$35,327

Earnings per share attributable to shareholders
Basic and diluted	19	$0.25	$0.36

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Comprehensive Income
(in thousands of Canadian dollars - unaudited)

For the three months ended	Note	June 29 2025	June 30 2024
Net income		$24,266	$35,327

Other comprehensive income (loss):

Items to be reclassified subsequently to net income:

Currency translation adjustment (net of income taxes of $nil)		(28,926)	11,393

Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges	9	12,354	(1,363)
Tax impact		(3,113)	344

Loss transferred to net income for derivatives designated as cash flow hedges	9	3,283	27
Tax impact		(819)	(10)

Cross-currency interest rate swap adjustment	13	2,045	1,315
Tax impact		(511)	(329)

Variable for fixed interest rate swap adjustment	13	1,388	(901)
Tax impact		(347)	225

Other comprehensive income (loss)		(14,646)	10,701

Comprehensive income		$9,620	$46,028

Attributable to
Shareholders		$9,646	$45,777
Non-controlling interests		(26)	251
		$9,620	$46,028

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars - unaudited)

Three months ended June 29, 2025
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2025	$842,015	$36,539	$660,368	$170,927	$(4,072)	$166,855	$3,580	$1,709,357
Net income	—	—	24,117	—	—	—	149	24,266
Other comprehensive income (loss)	—	—	—	(28,751)	14,280	(14,471)	(175)	(14,646)
Total comprehensive income (loss)	—	—	24,117	(28,751)	14,280	(14,471)	(26)	9,620

Purchase of non-controlling interest 4	—	—	(2,564)	—	—	—	(1,806)	(4,370)
Stock-based compensation	—	4,325	—	—	—	—	—	4,325
Exercise of stock options	549	(123)	—	—	—	—	—	426
Repurchase of common shares (note 12)	(2,854)	—	(7,346)	—	—	—	—	(10,200)
Hedging reserve reclassified to net income	—	—	—	—	(138)	(138)	—	(138)

Balance, as at June 29, 2025	$839,710	$40,741	$674,575	$142,176	$10,070	$152,246	$1,748	$1,709,020

Three months ended June 30, 2024
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2024	$865,897	$26,119	$724,495	$48,635	$15,520	$64,155	$3,281	$1,683,947
Net income	—	—	35,282	—	—	—	45	35,327
Other comprehensive income (loss)	—	—	—	11,187	(692)	10,495	206	10,701
Total comprehensive income (loss)	—	—	35,282	11,187	(692)	10,495	251	46,028

Stock-based compensation	—	3,403	—	—	—	—	—	3,403
Exercise of stock options	79	(19)	—	—	—	—	—	60
Repurchase of common shares	(9,831)	—	(36,052)	—	—	—	—	(45,883)

Balance, as at June 30, 2024	$856,145	$29,503	$723,725	$59,822	$14,828	$74,650	$3,532	$1,687,555

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

For the three months ended	Note	June 29 2025	June 30 2024

Operating activities
Net income		$24,266	$35,327
Items not involving cash
Depreciation of property, plant and equipment		8,404	7,771
Amortization of right-of-use assets	7	8,953	8,082
Amortization of intangible assets		19,957	21,589
Deferred income taxes	13	(22,014)	(4,896)
Other items not involving cash		(3,443)	200
Stock-based compensation	14	4,325	3,403
Change in non-cash operating working capital	20	115,334	(106,874)
Cash flows provided by (used in) operating activities		$155,782	$(35,398)

Investing activities
Acquisition of property, plant and equipment		$(7,094)	$(7,106)
Acquisition of intangible assets		(9,240)	(8,809)
Proceeds from disposal of property, plant and equipment		91	517
Cash flows used in investing activities		$(16,243)	$(15,398)

Financing activities
Bank indebtedness		$(25,065)	$5,399
Repayment of long-term debt		(175,023)	(6,993)
Proceeds from long-term debt		45,000	118,664
Proceeds from exercise of stock options		426	60
Purchase of non-controlling interest		(4,370)	—
Repurchase of common shares	12	(10,000)	(44,983)
Principal lease payments		(7,921)	(6,950)
Cash flows provided by (used in) financing activities		$(176,953)	$65,197

Effect of exchange rate changes on cash and cash equivalents		76	508

Increase (decrease) in cash and cash equivalents		(37,338)	14,909

Cash and cash equivalents, beginning of period		225,947	170,177

Cash and cash equivalents, end of period		$188,609	$185,086

Supplemental information
Cash income taxes paid		$1,989	$17,226
Cash interest paid		$20,009	$23,029

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

1. CORPORATE INFORMATION

ATS Corporation and its subsidiaries (collectively, "ATS" or the "Company") is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing systems - including automation products and test solutions - for a broadly diversified base of customers.

The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbol "ATS" and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The interim condensed consolidated financial statements of the Company for the three months ended June 29, 2025 were authorized for issue by the Board of Directors (the "Board") on August 6, 2025.

2. BASIS OF PREPARATION

These interim condensed consolidated financial statements were prepared on a historical cost basis, except for derivative instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand, except where otherwise stated.

Statement of compliance
These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended March 31, 2025.

Standards issued but not yet effective
A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ending March 31, 2026, and accordingly, have not been applied in preparing these interim condensed consolidated financial statements. The Company reasonably expects the following standards to be applicable at a future date:

(i) Issuance of IFRS 18 - Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. The requirements include required totals, subtotals and new categories in the consolidated statements of income; disclosure of management-defined performance measures and guidance on aggregation and disaggregation. Retrospective application is required in both annual and interim financial statements. The Company is in the process of reviewing the new standard to determine the impact on its consolidated financial statements.

(ii) Issuance of amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. These amendments clarify the timing of derecognition for financial liabilities settled through electronic payment systems, provide additional guidance on assessing the contractual cash flow characteristics of financial assets with a contingent

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

feature, and introduce new disclosure requirements for equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. Adoption of these amendments is not expected to have a significant impact on the Company's consolidated financial statements.

3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company's interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are consistent with those disclosed in the Company's fiscal 2025 audited consolidated financial statements.

The Company based its estimates, judgments and assumptions on parameters available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

Tariffs: The United States has announced tariffs on various jurisdictions globally, which have been met with reciprocal responses from the countries impacted. While some customers are evaluating capital spending, management has not seen any material impact on the Company's financial position, cash flows and operations. Management will continue to monitor and assess the impact of the tariffs on its judgements, estimates, and amounts recognized in these interim condensed consolidated financial statements.

4. ACQUISITIONS

(a) Prior year acquisitions

(i) On July 24, 2024, the Company acquired 100% of the shares of Paxiom Group ("Paxiom"), a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries. The total purchase price paid upon finalization of working capital adjustments was $146,438.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Cash used in investing activities in the year of acquisition was determined as follows:

Cash consideration	$146,438
Less: cash acquired	(9,923)
$136,515

The allocation of the purchase price at fair value was as follows:

Purchase price allocation
Cash	$9,923
Other current assets	18,945
Property, plant and equipment	1,588
Right-of-use assets	11,562
Intangible assets with a definite life
Technology	10,200
Customer relationships	44,700
Other	1,694
Intangible assets with an indefinite life
Brands	12,200
Current liabilities	(17,745)
Other long-term liabilities	(10,438)
Deferred tax liability	(15,160)
Net identifiable assets	$67,469
Residual purchase price allocated to goodwill	78,969
Purchase consideration	$146,438

Current assets include accounts receivable of $5,328, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been finalized.

The primary factors contributing to the recognition of goodwill include the acquired workforce, access to new market growth opportunities, and the strategic value to the Company's growth plan. Approximately 80% of the amounts assigned to intangible assets and 87% of the amounts assigned to goodwill are not expected to be tax-deductible. This acquisition was accounted for as a business combination, with the Company acquiring Paxiom using the purchase method of accounting as of July 24, 2024.

(ii) On August 30, 2024, the Company acquired all material assets from Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Heidolph"), a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries. This acquisition was accounted for as a business combination with the Company as the acquirer, since Heidolph meets the definition of a business under IFRS 3. The total purchase price was $45,064 (30,252 Euros).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Cash used in investing activities in the year of acquisition was determined as follows:

Cash consideration	$45,064
Less: cash acquired	(2,190)
$42,874

The allocation of the purchase price at fair value was as follows:

Purchase price allocation
Cash	$2,190
Other current assets	17,645
Property, plant and equipment	18,014
Right-of-use assets	3,204
Intangible assets with a definite life
Customer relationships	1,043
Other	297
Intangible assets with an indefinite life
Brands	4,841
Current liabilities	(5,455)
Other long-term liabilities	(3,204)
Net identifiable assets	$38,575
Residual purchase price allocated to goodwill	6,489
Purchase consideration	$45,064

Current assets include accounts receivable of $2,087, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis based on information that is currently available to the Company. Final valuations of certain assets and liabilities including intangible assets and tax liabilities, are not yet complete due to inherent complexity associated with valuations. Therefore, the purchase price allocation is preliminary and is subject to adjustment upon completion of the valuation process. The purchase price allocation will be finalized in the second quarter of fiscal 2026.

The primary factors contributing to the recognition of goodwill include the acquired workforce and adjacent strategic capabilities, which will complement existing ATS businesses to provide comprehensive laboratory solutions. The amounts assigned to goodwill and intangible assets are expected to be 100% tax-deductible. This acquisition was accounted for as a business combination, with the Company acquiring Heidolph using the purchase method of accounting as of August 30, 2024.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

5. INVENTORIES

As at	June 29 2025	March 31 2025
Raw materials	$146,236	$145,110
Work in progress	95,143	105,836
Finished goods	69,080	69,226
	$310,459	$320,172

The amount charged to net income and included in cost of revenues for the write-down of inventories for valuation issues during the three months ended June 29, 2025 was $2,299 (three months ended June 30, 2024 - $972). The amount of inventories carried at net realizable value as at June 29, 2025 was $6,968 (March 31, 2025 - $8,035).

6. DEPOSITS, PREPAIDS AND OTHER ASSETS

As at	June 29 2025	March 31 2025
Prepaid assets	$47,325	$41,208
Restricted cash (i)	722	784
Supplier deposits (ii)	44,607	33,429
Investment tax credit receivable	21,715	24,463
Current portion of cross-currency interest rate swap instrument	—	2,597
Forward foreign exchange contracts	9,321	1,698
	$123,690	$104,179

(i) Restricted cash primarily consists of a pledged account for post-employment benefit payments.

(ii) As at June 29, 2025, the long-term portion of deposits was $4,759 (March 31, 2025 - $4,992) which is recorded in long-term deposits in the interim condensed consolidated statements of financial position.

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Changes in the net balance of right-of-use assets during the three months ended June 29, 2025 were as follows:

	Note	Buildings	Vehicles and equipment	Total
Balance, at March 31, 2025		$98,802	$23,489	$122,291
Additions		8,977	2,992	11,969
Amortization		(6,299)	(2,654)	(8,953)
Exchange and other adjustments		36	472	508
Balance, at June 29, 2025		$101,516	$24,299	$125,815

Changes in the balance of lease liabilities during the three months ended June 29, 2025 were as follows:

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

	Note
Balance, at March 31, 2025		$129,393
Additions		11,969
Interest		1,550
Payments		(9,471)
Exchange and other adjustments		(80)
Balance, at June 29, 2025		$133,361
Less: current portion		33,774
		$99,587

The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the three months ended June 29, 2025, the Company recognized an expense related to short-term and low-value leases of $1,116, in cost of revenues (June 30, 2024 - $837), and $822 (June 30, 2024 - $556) in selling, general and administrative expenses in the interim condensed consolidated statements of income.

8. OTHER ASSETS AND LIABILITIES

Other assets consist of the following:

As at	June 29 2025	March 31 2025
Cross-currency interest rate swap instrument (i), (iii)	$—	$1,342
Long-term investment tax credits (v)	6,168	5,705
Long-term forward foreign exchange contracts (iv)	4,507	—
Other	14	15
Total	$10,689	$7,062

Other long-term liabilities consist of the following:

As at	June 29 2025	March 31 2025
Cross-currency interest rate swap instrument (i)	$26,374	$10,131
Variable for fixed interest rate swap instrument (ii)	5,146	6,534
Long-term forward foreign exchange contracts (iv)	1,414	2,854
Total	$32,934	$19,519

(i) On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027.

The Company also entered into a cross-currency interest rate swap instrument on December 5, 2024 to swap 165,328 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027.

(ii) On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

(iii) Current portion of the cross-currency interest rate swap instrument is recorded in deposits, prepaids and other assets, on the interim condensed consolidated statements of financial position.

(iv) Current portion of the forward foreign exchange contracts is recorded in deposits, prepaids and other for asset balances, and accounts payable and accrued liabilities for liability balances, on the interim condensed consolidated statements of financial position.

(v) Current portion of the investment tax credits is recorded in deposits, prepaids and other assets, on the interim condensed consolidated statements of financial position.

9. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

During the three months ended June 29, 2025 and the three months ended June 30, 2024, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets. The Company uses derivative instruments, including cross-currency interest rate swaps, interest rate swaps, and forward foreign exchange contracts to manage exposure to foreign exchange rate and interest rate fluctuations. These derivative instruments are categorized as Level 2 in the fair value hierarchy with fair value determined using a discounted cash flow technique, incorporating inputs that are observable in the market or can be derived from observable market data. The Company does not have any Level 1 or Level 3 instruments.

During the three months ended June 29, 2025 and the three months ended June 30, 2024, there were no transfers of financial instruments between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Instruments not subject to hedge accounting
As part of the Company's risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary's functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the interim condensed consolidated statements of income.

For the three months ended June 29, 2025, the Company recorded risk management gains of $3,346 (three months ended June 30, 2024 - losses of $1,310), on foreign currency risk management forward contracts in the interim condensed consolidated statements of income. Included in these amounts, during the three months ended June 29, 2025, were unrealized losses of $3,418 (three months ended June 30, 2024 - unrealized losses of $363), representing the change in fair value of forward derivative contracts. In addition, during the three months ended June 29, 2025, the Company realized foreign exchange gains of $6,764 (three months ended June 30, 2024 - realized losses of $947), related to forward derivative contracts which were settled.

10. PROVISIONS

	Warranty	Restructuring	Other	Total
Balance, at March 31, 2025	$10,362	$19,022	$1,576	$30,960
Provisions made	1,161	2,493	3,980	7,634
Provisions used	(1,003)	(6,158)	(3,696)	(10,857)
Exchange adjustments	2	268	(46)	224
Balance, at June 29, 2025	$10,522	$15,625	$1,814	$27,961

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Warranty provisions
Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

Restructuring
Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

The Company recorded $2,493 for the three months ended June 29, 2025 related to previously disclosed restructuring activities in fiscal 2025. The costs incurred related primarily to workforce reductions. Included in the restructuring provisions is $959 of costs classified as long-term due to country specific requirements for termination benefits (March 31, 2025 - $1,000).

Other provisions
Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

11. BANK INDEBTEDNESS AND LONG-TERM DEBT

On October 5, 2023, the Company amended its Credit Facility to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750,000 secured committed revolving line of credit and (ii) a fully drawn $300,000 non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At June 29, 2025, the Company had utilized $316,038 under the Credit Facility, of which $316,038 was classified as long-term debt (March 31, 2025 - $452,248) and $nil by way of letters of credit (March 31, 2025 - $nil).
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the agent's prime rate or the agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 8).

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At June 29, 2025, all of the covenants were met.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The Company has additional credit facilities available of $115,348 (40,024 Euros, $24,000 U.S, 120,000 Thai Baht, 5,000 GBP, 5,000 CNY, $1,000 AUD and $1,997 CAD). The total amount outstanding on these facilities as at June 29, 2025 was $4,022, of which $1,987 was classified as bank indebtedness (March 31, 2025 - $27,271), $2,035 was classified as long-term debt (March 31, 2025 - $2,129) and $nil by way of letters of credit (March 31, 2025 - $nil). The interest rates applicable to the credit facilities range from 2.85% to 8.15% per annum, in local currency. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350,000 aggregate principal amount of U.S. Senior Notes were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the U.S. Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the U.S. Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the U.S. Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the U.S. Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The U.S. Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At June 29, 2025, all of the covenants were met. Subject to certain exceptions, the U.S. Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the U.S. Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S. Senior Notes (see note 8).

On August 21, 2024, the Company completed a private placement of $400,000 aggregate principal amount of CAD Senior Notes. The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200,000 of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to date to $600,000. The additional CAD Senior Notes were issued at a premium of $1,250 which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exception and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. Transaction fees of $9,604 were deferred and are being amortized over the term of the CAD Senior Notes. At June 29, 2025, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

(i) Bank indebtedness

As at	June 29 2025	March 31 2025
Other facilities	$1,987	$27,271

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

(ii) Long-term debt

As at	June 29 2025	March 31 2025
Credit Facility	$316,038	$452,248
Senior Notes	1,080,661	1,104,740
Other facilities	2,035	2,129
Issuance costs	(14,809)	(15,439)
	1,383,925	1,543,678
Less: current portion	179	219
	$1,383,746	$1,543,459

Scheduled principal repayments and interest payments on long-term debt as at June 29, 2025 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

	Principal	Interest
Less than one year	$179	$58,763
One - two years	316,497	58,746
Two - three years	328	58,728
Three - four years	479,882	48,819
Four - five years	368	38,907
Thereafter	601,480	92,938
	$1,398,734	$356,901

12. SHARE CAPITAL

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On December 12, 2024, the Company announced that the Toronto Stock Exchange ("TSX") had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,259,180 common shares during the 12-month period ending December 15, 2025.

During the three months ended June 29, 2025, the Company purchased 308,758 common shares under the NCIB program for $10,000 (March 31, 2025 - $nil). At June 29, 2025, a total of 7,950,422 common shares remained available for repurchase under the NCIB. All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. Included in share capital is $200 of transaction costs related to taxes on the share repurchase (note 13).

The changes in the common shares issued and outstanding during the period presented were as follows:

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

	Note	Number of common shares	Share capital
Balance, at March 31, 2025		96,885,705	$842,015
Exercise of stock options		18,845	549
Repurchase of common shares		(308,758)	(2,854)
Balance, at June 29, 2025		96,595,792	$839,710

13. TAXATION

(i) Reconciliation of income taxes: Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

For the three months ended	Note	June 29 2025	June 30 2024
Income before income taxes and non-controlling interest		$32,142	$48,075
Combined Canadian basic federal and provincial income tax rate		26.50%	26.50%
Income tax expense based on combined Canadian basic federal and provincial income tax rate		$8,518	$12,740

Increase (decrease) in income taxes resulting from:
Adjustments in respect of current income tax of previous periods		(454)	681
Non-taxable items net of non-deductible items		(2,214)	(1,095)
Unrecognized assets		1,450	2,171
Income taxed at different rates and statutory rate changes		1,076	(1,399)
Manufacturing and processing allowance and all other items		(500)	(350)
At the effective income tax rate of 25% (June 30, 2024 – 27%)		$7,876	$12,748

Income tax expense reported in the interim condensed consolidated statements of income:
Current tax expense		$29,890	$17,644
Deferred tax recovery		(22,014)	(4,896)
		$7,876	$12,748

Deferred tax related to items charged or credited directly to equity and goodwill:
Gain (loss) on revaluation of cash flow hedges		$(4,790)	$230
Other items recognized through equity		(872)	(196)
Income tax charged directly to equity and goodwill		$(5,662)	$34

On May 2, 2024, the Canadian federal government tabled Bill C-69 for the first reading in Parliament. Bill C-69 includes revised provisions to implement the Global Minimum Tax Act (GMTA) and other measures from the federal budget tabled on April 16, 2024. The GMTA introduces a 15% global minimum tax in Canada, aligning with the OECD Pillar Two regime. On June 20, 2024, Bill C-69 received Royal Assent, enacting the GMTA. Consequently, the impact of the GMTA is reflected in the interim condensed consolidated financial statements. During the three months ended June 29, 2025, the Company recognized income tax expense related to Pillar Two income taxes of $573 (June 30, 2024 - $513) in the interim condensed consolidated statement of income.

On June 20, 2024, Bill C-59 received Royal Assent, enacting a 2% tax on certain share buybacks. The impact of this tax is reflected in the interim condensed consolidated financial statements (note 12).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

14. STOCK-BASED COMPENSATION

In the calculation of the stock-based compensation expense in the interim condensed consolidated statements of income, the fair values of the Company's stock option grants were estimated using the Black-Scholes option pricing model for time-vesting stock options. During the three months ended June 29, 2025, the Company granted 350,665 time-vesting stock options (241,327 in the three months ended June 30, 2024). The stock options granted vest over four years and expire on the seventh anniversary from the date of issue.

For the three months ended		June 29 2025		June 30 2024
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of period	994,599	$35.87	823,527	$33.56
Granted	350,665	40.32	241,327	45.37
Exercised (i)	(18,845)	22.63	(1,755)	34.26
Forfeited	(23,158)	47.76	(1,931)	35.78
Stock options outstanding, end of period	1,303,261	$37.05	1,061,168	$36.24
Stock options exercisable, end of period, time-vested options	678,342	$31.45	497,090	$28.74

(i) For the three months ended June 29, 2025, the weighted average share price at the date of exercise was $41.40 (June 30, 2024 - $44.98).

The fair values of the Company's stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

For the three months ended	June 29 2025	June 30 2024
Weighted average risk-free interest rate	2.90%	3.75%
Dividend yield	0%	0%
Weighted average expected volatility	37%	35%
Weighted average expected life	4.75 years	4.75 years
Number of stock options granted: Time-vested	350,665	241,327
Weighted average exercise price per option	$ 40.32	$ 45.37
Weighted average value per option: Time-vested	$ 14.53	$ 16.45

Restricted Share Unit Plan:
During the three months ended June 29, 2025, the Company granted nil time-vesting restricted share units ("RSUs"), (193,277 in the three months ended June 30, 2024) and nil performance-based RSUs, (210,803 in the three months ended June 30, 2024). On June 30, 2025, subsequent to the first quarter of fiscal 2026, the Company granted 271,974 time-vesting RSUs, and 252,728 performance-based RSUs. The Company measures these RSUs based on the fair value at the date of grant and a compensation expense is recognized over the vesting period in the interim condensed consolidated statements of income with a corresponding increase in contributed surplus. The performance-based RSUs vest upon successful achievement of certain operational and share price targets.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares and therefore the Company measures these RSUs as equity awards based on fair value. At June 29, 2025, 1,057,455 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested (March 31, 2025 - 1,057,455 shares). Subsequent to June 29, 2025, 238,621 shares were purchased for $9,616 and placed in the trust. The trust is consolidated in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

Deferred Stock Unit Plan:
During the three months ended June 29, 2025, the Company granted 49,001 units (three months ended June 30, 2024 - 43,456 units). The Deferred Stock Unit ("DSU") liability is revalued at each reporting date based on the change in the Company's stock price. The change in the value of the DSU liability is included in the interim condensed consolidated statements of income. As at June 29, 2025, the value of the outstanding liability related to the DSUs was $21,143 (March 31, 2025 - $17,031). The DSU liability is revalued at each reporting date based on the change in the Company's stock price. The DSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position. The change in the value of the DSU liability is included in the interim condensed consolidated statements of income in the period of change.

The following table shows the compensation expense related to the Company's share-based payment plans:

For the three months ended	June 29 2025	June 30 2024
Stock options	$691	$757
RSUs	3,636	3,050
DSUs	4,112	(84)
	$8,439	$3,723

The increase in stock-based compensation costs for the period ended June 29, 2025 is attributable to higher expenses from the revaluation of DSUs based on the market price of the Company's shares.

Subsequent to the end of the quarter, the Company announced the departure of its Chief Executive Officer ("CEO"). The previously recorded stock based compensation expense associated with the unvested stock-based awards held by the CEO in the approximate value of $7,400 will be reversed in Q2 fiscal 2026.

15. COMMITMENTS AND CONTINGENCIES

The minimum purchase obligations are as follows as at June 29, 2025:
Less than one year	$370,317
One - two years	10,761
Two - three years	3,871
Three - four years	2,499
Four - five years	977
More than five years	410
$388,835

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at June 29, 2025, the total value of outstanding letters of credit was approximately $296,907 (March 31, 2025 - $279,383).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated statements of financial position.

16. SEGMENTED DISCLOSURE

The Company's operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.

Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

As at	June 29, 2025
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$38,635	$66,913	$83,521
United States	21,148	137,650	422,343
Germany	24,219	57,317	47,192
Italy	17,982	45,205	137,529
Other Europe	20,729	9,100	34,883
Other	3,102	2,556	7,337
Total Company	$125,815	$318,741	$732,805

As at	March 31, 2025
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$32,751	$67,254	$84,269
United States	22,935	145,788	450,892
Germany	24,485	55,700	46,256
Italy	18,662	44,539	135,217
Other Europe	19,959	9,169	33,724
Other	3,499	2,598	8,173
Total Company	$122,291	$325,048	$758,531

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Revenues from external customers for the three months ended	June 29 2025	June 30 2024
Canada	$30,647	$37,585
United States	317,847	320,332
Germany	78,700	52,241
Italy	27,714	21,044
Other Europe	152,594	151,673
Other	129,218	111,395
Total Company	$736,720	$694,270

For the three months ended June 29, 2025, the Company did not have revenues from a single customer that amounted to 10% or more of total consolidated revenues (three months ended June 30, 2024 - revenues from a single customer amounted to 15.7%).

17. REVENUE FROM CONTRACTS WITH CUSTOMERS

(a) Revenue by type:

For the three months ended	June 29 2025	June 30 2024
Revenues from construction contracts	$421,508	$394,993
Services rendered	164,105	171,189
Sale of goods	151,107	128,088
Total Company	$736,720	$694,270

(b) Disaggregation of revenue from contracts with customers:

Revenues by market for the three months ended	June 29 2025	June 30 2024
Life Sciences	$378,754	$328,421
Food & Beverage	138,455	96,815
Consumer Products	124,529	87,744
Transportation	59,546	144,424
Energy	35,436	36,866
Total Company	$736,720	$694,270

Timing of revenue recognition based on transfer of control for the three months ended	June 29 2025	June 30 2024
Goods and services transferred at a point in time	$151,107	$128,088
Goods and services transferred over time	585,613	566,182
Total Company	$736,720	$694,270

(c) Contract balances:

As at	June 29 2025	March 31 2025
Trade receivables	$505,044	$696,079
Contract assets	560,321	503,552
Contract liabilities	(322,649)	(330,134)
Unearned revenue (i)	(88,013)	(97,777)
Net contract balances	$654,703	$771,720

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

As at	June 29 2025	March 31 2025
Contracts in progress:
Costs incurred	$4,505,106	$4,443,488
Estimated earnings	1,399,093	1,467,315
	5,904,199	5,910,803
Progress billings	(5,666,527)	(5,737,385)
Net contract assets and liabilities	$237,672	$173,418

18. NET FINANCE COSTS

For the three months ended	Note	June 29 2025	June 30 2024
Interest expense		$24,227	$18,414
Interest on lease liabilities	7	1,550	1,420
Interest income		(136)	(316)
		$25,641	$19,518

19. EARNINGS PER SHARE

Basic earnings per share
Earnings per common share is calculated by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding.

Diluted earnings per share
The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

For the three months ended	June 29 2025	June 30 2024
Weighted average number of common shares outstanding	97,673,773	98,119,205
Dilutive effect of RSUs	222,718	133,596
Dilutive effect of performance-based RSUs	222,601	160,562
Dilutive effect of stock option conversion	166,516	228,621
Diluted weighted average number of common shares outstanding	98,285,608	98,641,984

For the three months ended June 29, 2025, stock options to purchase 706,045 common shares, nil RSUs and 141,346 performance-based RSUs are excluded from the weighted average number of common shares in the calculation of diluted earnings per share as they are anti-dilutive (419,902 common shares, 202,429 RSUs and 357,629 performance-based RSUs were excluded for the three months ended June 30, 2024).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

20. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth the supplemental cash flow information on net change in non-cash working capital:

For the three months ended	June 29 2025	June 30 2024
Accounts receivable	$196,880	$(96,860)
Income tax receivable	15,972	150
Contract assets	(56,769)	(21,724)
Inventories	9,713	(8,858)
Deposits, prepaids and other assets	(22,026)	(7,230)
Accounts payable and accrued liabilities	(32,867)	(17,946)
Income tax payable	7,592	(5,274)
Contract liabilities	(7,485)	53,155
Provisions	(2,999)	(6,223)
Foreign exchange and other	7,323	3,936
Total change in non-cash working capital	$115,334	$(106,874)